Invest in When I Was a Human: the Movie

More than just a dog comedy to uplift our world



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Why you may want to invest in us...

1   Based on a short film with a worldwide licensing agreement awarded by Shorts International.

2   Shorts International is the official distributor of the Academy of Motion Pictures and Sciences.

3   Our team created hundreds of hours of TV/movies here and overseas and has vast experience.

4   Our experience includes hit films like "Kill Bill," "Blade," and HBO Doc "MacMillions," and more.

5   A study shows 63.4 million U.S. households alone own a dog. They are our potential customers.

6   You will own a piece of the motion picture that people can enjoy for years to come.

Our team

Akemi Tosto
Executive Producer/Writer/Director
Born and raised in Tokyo, Japan, Akemi followed her dream of becoming a



filmmaker by moving to LA soon after graduating high school. She learned ins and outs of the industry by working on film sets over 20 years. She started her own company in 2018.





John Hermann
Producer (U.S.)

John is a member of DGA and a film producer. He most recently produced the HBO's acclaimed new documentary series "McMillions" as well as "Standing Up, Falling Down," starring Billy Crystal that premiered at the 2019 Tribeca Film Festival.



Jorge Agraz
Associate Producer

Jorge grew up in the United States and Europe, holds degrees in Film Studies and History from Yale University. He has worked in production on commercials, feature films, and well-versed in computer science and technology.

SEE MORE

Downloads

📄 TRAILER- When I Was a Human short film .mp4
📄 WIWAH-M project-overview 011521.pdf

WHAT IS IT ALL ABOUT?

REMEDY TO OUR FATIGUED SOUL

We are gearing up to produce a new movie that is guaranteed to soothe your soul.; "**When I Was a Human: the Movie,**" which is about empathy and compassion, the very emotions we all need to have, especially now.

Our team is film industry professionals with decades of film/TV production experience, and, foremost, we believe in films' healing power and make a difference in people's lives. We have all the tools that successful filmmaking requires, and we invite you to join us for the ride from the start to the grand finale.



MORE THAN JUST A "DOG MOVIE"

🐾 **LOGLINE (= story in a nutshell)**

A feisty canine transforms himself into a human with a miracle dog biscuit so he can save his owner from a deceptive boyfriend.

SYNOPSIS

No one wants Indy. He's just another abandoned mutt. But when teenager Kimmy walks into the pound to find a new pet and the two lock eyes. It's puppy love at first sight. Now Indy spends his days playing with Kimmy in the park in their suburban town and watching TV with her on rainy days. Enter Jared. Rocker. Kimmy falls hard for him, lured by his good looks and charm, but Indy smells trouble. His suspicion is confirmed when Indy witnesses Jared cheating on Kimmy. Indy is heartbroken and desperate to help his owner know the truth. That night, a mystical Blue Dog Fairy appears to Indy and offers him a miracle dog biscuit to solve his problems. Indy gobbles it up, and when he wakes up in the morning, he is a human! Human Indy quickly learns that being a man is not exactly a walk in the dog park. There's the whole walking on two legs thing, and it's pretty weird living without a tail —but it will take more than living as a human for Indy to secure his spot by Kimmy's side; it will take learning what it truly means to be a (wo)man's best friend.



WHY INVEST IN OUR PROJECT?

WE'VE GOT A PROOF OF CONCEPT (= short film)

The film is **based on a popular short film** of the same title. The short film is **distributed worldwide** by Shorts International, the official short film distributor of the Academy of Motion Pictures and Sciences.


When I Was a Human
"If your heart is in your dreams, no request is too extreme...." ...even for a dog.


A FILM BY ADDIE AKEMI KOHZU
"WHEN I WAS A HUMAN"
DANIEL CHACÓN MARISA MICKEL NORMAN LEHNERT
CO-PRODUCER JORGE AGRAZ EDITOR TRUDY YEE
DIRECTOR OF PHOTOGRAPHY DAVID DOWELL PRODUCED BY CHAD DALBERG
WRITTEN AND DIRECTED BY ADDIE AKEMI KOHZU

When I Was A Human (short) was shot on 35mm film. Shorts International recognized the universal appeal and acquired a global licensing agreement in 2012. Since then, it has been entertaining audiences around the world.

SUCCESSFUL TOUR

In 2018, the short film received an invite from a touring film festival called Bow Wow Film Festival and selected as an **official selection for their 2018-2019 tour**. It screened in more than thirty cities across the United States, **raising funds for local animal rescues throughout the country**.


BOW WOW FILM FESTIVAL
SHORT FILMS FOR THE LOVE OF DOG
BOW WOW Film Festival
November 15
THE 2ND ANNUAL
BOW WOW
FILM
FESTIVAL
JUNE 22, 2019
2PM
SECRET ROSE THEATER
Bow Wow Film Festival
Benefit for Wags & Whiskers Animal Rescue
Saturday, March 2, 7:00 pm
The Parkway Theater, Minneapolis
Rover
2018-19
BOW WOW
film festival
Short Films for the Love of Dog!
June 9, 2019

The short film's success tour made it clear that it was time to turn "When I Was a Human" into a feature film.

UNIVERSAL APPEAL = MORE AUDIENCES = SUCCESS

The concept of our feature film shows promising viability. Shorts International selected our proof of concept, the short film "When I Was a Human (short)" to be one of the 40 quality titles to be included in the business expansion proposal to the government of India.

The selection in such **a high-profile presentation in a foreign territory** suggests that **the movie's concept holds a universal appeal.**

STUDY SHOWS...

Predicting the independent film market is tricky. However, there is a study done by one of the trusted resources in the film industry called the American Film Market (AFM). AFM conducted the study to find **what kind of family films are profitable** - in other words, earn enough from the box office, video, TV and ancillaries to make a substantial profit for its investors - **using over 3,000 titles** from the film data company The Numbers' financial database. The study indicates the following are the most profitable family film categories.

- **Films starring Man's Best Friends (= Dogs in the leading role(s))**
- **Films with Positive Messages**

Each film genre has its own unique set of characteristics to succeed: Family films rely on positive messages and careful tailoring for their target audience. We believe **"When I Was a Human: the Movie" fits the bill.**

DOGS ARE SUPER-STARS!

BUILT-IN AUDIENCE

According to the National Pet Owners Survey 2019-2020 conducted by American Pet Products Association (APPA), **63.4 million U.S. households own a dog**. They love dogs. They most likely enjoy watching dog video and movies. Imagine the number of **"dog fans" worldwide! They are all potential audience members for our movie.**

fans" worldwide. They are all potential audience members for our movie.

CASE STUDY

"A humble little movie with no stars, no meaningful IP (intellectual property), little prior audience awareness, a picture that focuses mainly on the thoughts inside the head of a dog"; Doesn't this sound like a description of our movie? Well, it is actually an excerpt from the *Forbes* magazine's article about the hit film "A Dog's Purpose."

"A Dog's Purpose" earned $88 million in China back in 2017. It became one of China's 25 top-grossing movies that year.


FROM THE DIRECTOR OF HACHIKO: A DOG'S STORY
A
DOG'S
PURPOSE
Every dog happens for a reason.
FEBRUARY 2017

Mind you, the success story of "A Dog's Purpose" doesn't have any bearings on how WHEN I WAS A HUMAN: THE MOVIE will perform. But we dare say that **dogs have built-in audiences**. We trust that a good story featuring dogs has good potential to **attract many paying customers' attention.**

WHY NOW?

Here are some compelling reasons.

SIGNIFICANT CHANGE IN CONSUMER BEHAVIORS

Due to our new environment resulting from the pandemic, more people are on the lookout for something fun to watch online in the safety of their own homes.


Exhibit 16
U.S. SVOD Paid Subs
Netflix
Amazon Prime Video*
Hulu
Disney+
ESPN+
HBO Now/Max
Showtime
CBS All Access
Peacock
Subs, mns
0
10
20
30
40
50
60
70
80
90
61
43
27
24
9
5
70
65
58
53
26
22
16
15
8
CY 2016
CY 2017
CY 2018
CY 2019
CY 2020E
CY 2021E
CY 2022E
CY 2023E
CY 2024E
* Amazon Prime Video Subs in 2019 based on survey work from HarrisX
Source: HarrisX, Company reports, MoffettNathanson estimates and analysis

The **theatrical success is no longer a prerequisite to a successful film.** We can dramatically reduce reliance on costly theatrical releases and related fees by third-party.

Lower expense, higher profit.

🐾 INCREASING DEMAND FOR QUALITY CONTENT

The streaming services are in constant need of original and variety of content more than ever to keep up with their customers' demand.

The current surge in demand is predicted to continue beyond the current pandemic.

https://www.degonline.org/moffettnathanson-u-s-video-consumer-spend-subscription-streaming-will-more...

It gives a unique and niche project, like WHEN I WAS A HUMAN: THE MOVIE, an **unprecedented opportunity to be successful.**

🐾 WE WANT SOMETHING POSITIVE & INSPIRING NOW

People are simply tired of negative news and gloomy outlook. We all crave stories that focus on our genuine and positive emotional connections of kindness and empathy. WHEN I WAS A HUMAN: THE MOVIE will remind us what love and acceptance can bring to our lives and mend our hearts.



OUR BUSINESS MODEL

🐾 SPEND LESS, KEEP MORE

Our production team's vast experience is a significant asset in producing a **high-quality movie on a very cost-effective budget**. We worked on world-class TV/film productions by Hollywood heavy-hitters like Quentin Tarantino, Steven Spielberg, Ivan Reitman, to name a few, and collectively over thousands of work hours on and off the sets. (Yes, we eat and breathe filmmaking.) Our accumulated business contacts position us to secure favorable cast, crew, equipment and location rental deals.





Akemi K. Tosto (Director/Writer) with David Dowell (Director of Photography) on the set

🐾 CONNECTIONS SPELL SAVINGS

From our experiences, actors are more inclined to work for a friendlier rate than their regular rates because they or their agents have existing relationships with our casting director who is seasoned and well-respected in the industry.

Vendors and crew members can be more amenable to working for our film at a friendly rate based on their professional (and fun) experience working with us in the past and their faith in what we create.

All these factors lead to a high-quality film at a much lower cost than conventional film production.

HYBRID DISTRIBUTION MODEL

Our business model focuses on self-distribution and reduce costly intermediaries for domestic releases, and we utilize foreign distributors for sales and licensing overseas.

🐾 DIY LIMITED ENGAGEMENT & VOD MODEL (DOMESTIC)

Generally, in the domestic market, producing a high-quality film at a lower cost and the VOD business model combined with self-distribution strategy bypass expensive traditional distribution methods and can eliminate the 35% - 40% fees charged by distributors

- Subscription-based Video on Demand (**SVOD**) examples you may know of include **Netflix**, **Hulu**, and HBO. = A user can access the entire video library for a monthly or annual subscription fee.

- Transactional Video on Demand (**TVOD**) examples you may know of include **Google Play** and **iTunes**.

- Ad-based Video on Demand (**AVOD**) examples you may know of include **YouTube, Pluto, and Roku Channel.**

Following our movie's limited release in the domestic targeted area, it can be sold directly to North American consumers via the following avenues. However small the domestic release may be, this practice **adds values to the film for foreign sales** based on what we have witnessed throughout our film industry career.

🐾 DEMAND ON THE RISE!

The study below shows that a significant group of consumers has paid to rent and watch a new movie at home during the pandemic. Another study predicts this trend to continue beyond the year of COVID-19.



The percentage of US consumers who paid to rent and watch a new movie directly released to streaming video services at home

Consumers with children at home — Gen X 35% — Total 24%

Millennials 51% — 36%

All 39% — 22%

FOR MILLENNIALS WITH KIDS AND A PAID STREAMING SERVICE, THIS NUMBER JUMPS TO **56%**.

Source: Deloitte's Digital Media Trends Survey, 14th edition.

OUR STRATEGIC ADVANTAGES (INTERNATIONAL)

One of our notable strategic advantages is **our film industry knowledge and connections in foreign territories**, especially Asia. **Revenues from foreign territories are one of the essential factors** to a film's financial success.



Global box office revenue from 2004 to 2019, by region
(in billion U.S. dollars)
Revenue in billion U.S. dollars
2019
Latin America 2.7
Asia Pacific 17.8
Europe, Middle East and Africa 10.3
U.S./Canada 11.4
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
Latin America
Asia Pacific
Europe, Middle East and Africa
U.S./Canada
© Statista 2020

INDUSTRY ALLIES OVERSEAS

Our team members have the film/TV industry connections in Japan, China, Great Britain, and EU territories. We will begin working with foreign sales agents and go after the foreign markets soon after our principal photography begins.

WHAT IS REVENUE PARTICIPATION?



This is an example, not a guarantee, of how revenue participation works in simple English.

The amount that the movie company seeks: $850,000 (= 100% of the offer)

- **The Company offers investors 125% of the Company's first net profit ("Net profit"= The profit after all the debts and expenses to the banks, vendors, deferred payments are paid in full.)**
- **The Company also offers to split the leftover from the net profit 50/50.**

Investor's name: Mr. Dog

Mr. Dog invests $850,000

Mr. Dog's investment amount is the full amount that the Company seeks in the offering (= 100% of the maximum raise amount)

Once again, all the numbers are used as an example, NOT a guarantee, to explain how the offering works.

If the company makes $2 million in net profit over THREE YEARS.

- **Mr. Dog gets paid until 125% of his investment is recovered. (The Company doesn't receive a payment from the net profit until Mr. Dog gets his share.)**

First Payout to Mr. Dog
$850,000 (Mr. Dog's investment) x 125% = $1,062,500

- **Mr. Dog also receives 50% of the remaining net profit**

- Mr. Dog also receives 50% of the remaining net profit.

$2M (net profit) - $1,062,500 (the first payout to Mr. Dog) = $937,500 (remaining net profit)
$937,500 x 50% = $468,750 (Mr. Dog's 50% share)



Total payout to Mr. Dog
= $1,062,500 (first payout) + $468,750 (50% share) = $1,531,250

YES, WE HAVE BACKUP PLAN AS WELL, JUST INCASE

What happens if we don't raise $850k? Can we still make the movie? Fear not! We have a plan! Please see our strategy at various levels below.

- **$50k +.** Once we hit the minimum goal, we expect to spend the majority of the fund on "packaging." It is a crucial step in filmmaking, which means to attach known-talent(s) to the project. Generally, a commercially viable actor generates more financial interest, a higher profile for the film to raise more funds. We also expect to use part of the money for marketing our fundraising campaign to encourage investors to learn of the opportunity.
- **$100k+.** The minimum budget to film the movie is $100,000 . If we raise more than $100K, but below $300k, we will back into the budget, meaning to make the budget fit into the fund we have raised. The pie-chart below shows where we anticipate the money will be spent.
  - $100k vs. $850k.... Why such a wide budget range? If we raise $100k, we have budgeted $16,000 to spend on the entire cast, most likely non-union. But if we raise $850k, we have budgeted $136,000 to spend on the talents, which means we'll be able to afford more well-known actors. We believe that will result in more publicity, a higher profile for the film, and higher chances for greater profit.
- **$300k+**. In the world of film finance, many films are often made with only part of the budget coming from private investors. There are many sources in the industry who will provide "matching funds" when an indie film, like ours, raises a good portion of the budget, for example, $300K against $850K. With $300k in matching funds, we will then have $600K total. Based on our initial budget, this is sufficient to complete the film shoot and begin post-production. While in post-production, we will contact our connections in foreign distributions with the hope of securing a distribution contract. We will then take a loan from a bank, using that distribution contract as collateral. This gives us enough money for postproduction and marketing, and we are onward and upward!

(Note: While we expect to use the funds in the manner described above, we cannot specify with certainty the particular uses of the funds. Accordingly, we will have broad discretion in using these proceeds.)

THE COST TO MAKE "WHEN I WAS A HUMAN: THE MOVIE"

The capital raised will partially fund the production of WHEN I WAS A HUMAN: THE MOVIE, including and , but not limited to, hiring our staff, actors, location rentals and equipment, and all the costs associated with successfully producing the film.

Budget Summary

Above The Line $178,500

- Actors
- Producer & Staff
- Director
- Story & Rights
- Casting Director

Production Cost $357,000

- Production Staff
- Extra Talent
- Electrical
- Production Sound
- Transportations
- Pandemic Compliance
- Locations & Set Operations
- Animal
- Camera
- Special Effects
- Wardrobe & Makeup/Hair
- Police, Fire Safety

Post-Production Cost.............................. .... $76,500

- Picture Editorial
- Post Sound
- VFX Supervisor
- Music
- All Finishing (Color, DCP, etc.)

Equity CF & Professional Services $67,000

Other Expense $102,000

- Insurance
- Accounting
- Marketing
- General Expense

Contingency..$69,000



- Production Design & Set Dressing

Total Budget	**$850,000**

※16% Payroll Taxes, 4.9% WC/Payroll Fee included.
※ Assumptions based on 20-day principal photography
※ Subject to change without notice



This is where the money will go

WeFunder Fees & Other Financials Related Fees 8%
Marketing 9%
Contingency 8%
General Expense 2%
Insurance 1%
Post Production (Editorial, Sound, VFX Music, Misc.) 9%

Producer 2%
Writer/Director 2%
Casting Director 2%
Cast 16%
Production 42%
(Production Staff, Camera, Production Design, FX, Set Operations, Grip, Electrical, Props, Picture Car, Animals, Hair/Makeup, Wardrobe, Sound, Locations, Transportation, Catering, Payroll, Taxes, Misc.)

Note: This is an estimate. It is subject to change without prior notice.

Investor Q&A

+ EXPAND ALL

What does your company do? ˅

AKT Pictures LLC, an independent motion pictures company, produces a feature film currently entitled "When I Was a Human: the Movie."

Where will your company be in 5 years? ˅

In 5 years, we hope the film will have generated substantial revenue worldwide with an income stream that continues to generate good annuities for investors.

Why did you choose this idea? ˅

Because When I Was a Human: the Movie is about empathy and compassion. A good film can truly transforms one's mind. People gravitate toward experiences and stories that focus on our positive emotional connections regardless of their race, culture, and political differences and especially during the trying time that we face.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ˅

There is no better time than now to produce our project because of the uncertainty of our time. People are seeking stories that focus on our genuine and positive emotional connections of kindness and empathy during this time of uncertainty.

On the business side, digital media entertainment spending jumped 8.4 percent in 2019 to a record $25.2 billion according to Motion Pictures Association (MPA).

Nielsen's data points suggest there is no slowing down and consumers have almost insatiable appetite for new content, especially in the new era of self-isolation and social distancing.

Nielsen Total Audience Report, August 2020
https://documentcloud.adobe.com/link/review?uri=urn:aaid:scds:US:1fe40c48-c4de-459b-9391-0875a92297d9

How far along are you? What's your biggest obstacle? ˅

Our script is production-ready, key crew members are ready and eager to get to work. Our biggest obstacle at this point is money. However, we are ready to hit the ground running following a successful raise. We have a commitment from a prominent Hollywood casting director and expect to begin the process of securing a key talent as soon as we reach our first goal of $50K in our campaign.

At this point, we are more optimistic about getting back to work as the safety protocols on the set have been established in the industry and distributions of vaccines have begun.

Who competes with you? What do you understand that they don't? ⌄

Movies of a similar genre from the studios with high production budget and marketing power are our obvious competitors. But the studios' strength could also be their demise due to inflated costs to produce and market the film that can often eat up the profit. A recent good example is this certain movie based on the well-known literature, featuring a Hollywood superstar and a CGI dog, created by motion-capturing the movements performed by a human actor.(!!) Excessive CGI use can inflate the budget, hence less profit, and overpower the plot.

Make it less and sell for more; We produce our movie at a low cost and intend to make more in sales to maximize our possibility to keep more profit and hopefully more returns for investors.

How will you make money? ⌄

We keep our budget low to make it less challenging to bring in profit. Our accumulated business connections spell big savings. We have a network of people to help us secure the favorable cast, crew, equipment, and location rental deals.

Upon completing the movie production, we plan to focus on self-distribution to save notoriously expensive third-party costs for domestic release. For foreign-territory, we will utilize sales agents to maximize foreign distributions and licensing income.

We expect the revenue stream will include domestic and foreign theatrical revenues, pay-TV (e.g., HBO), Premium VOD (e.g., what was utilized for the live action version of "Mulan"), Subscription VOD (Netflix, Disney+) and other ancillaries.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The most significant risk would be something that is beyond our control, such as natural disasters or the worsening of the existing or new pandemic (God forbid.) that may disrupt the production. But we believe it all comes down to securing the budget of the production and thorough preparations by experienced members of the team for the success of our project.

What would you do with the money you raise? ⌄

We expect to use the funds to cover all expenses typically associated with pre-production, principal photography, sound production, completion of the film, including but not limited to:

• salaries for above and below-the-line cast and crew
• rentals of grip, electric and camera equipment, vehicles
• site rental fees for locations travel, lodging and per diem expenses for cast and crew
• purchases of digital storage, set design, props, construction materials, costumes, set supplies and expendable set operations such as croft service and catering
• salaries for editing, sound design, music and all other post-production expenses for creating deliverables
• facility and equipment rental expenses for sound recording, sound mixing, picture editing, and sound editing
• licensing fees for sound and music elements
• initial marketing costs for the film's release.

What happens if you don't raise $850K? Can you still make the film? ⌄

If we don't reach minimum goal all the money will go back to the investors. But anything above but below $850K, we have a plan;
• $50K+... We begin the process of securing a key talent and attract more investors. We intend to use part of the money to market our fundraising campaign.
• $250K+... There are many sources in the industry that are known to provide "matching funds" when an indie film (like our movie) raises about 25% in equity. With 25% in

matching funds, we could have $500K total. If we are able to secure matching funds, we believe we will have enough to finish principal photography and begin post production. While in post, we plan to work with sales agents and our contacts overseas to secure foreign distribution deals. Using the distribution contract as collateral, we intend to get a business loan from a bank to satisfy the amount we require to complete post and marketing.